EXHIBIT 99.1

China Liberal Education Holdings Limited Announces Fiscal Year 2019 Financial Results

BEIJING, CHINA, June 30, 2020 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, or the “Company”, or “we”), an educational services provider in China, today announced its financial results for the fiscal year ended December 31, 2019.

Mr. Jianxin Zhang, Chairman and CEO of China Liberal, commented, “We are excited to announce that we achieved record revenue for fiscal year 2019, which represented a year-over-year increase of 9.3%. The success of our Company continues to be driven by our core values of ‘integrity, professionalism, creativity and innovation’ and our aspiration to help more Chinese students to achieve their academic and professional goal. Our successful IPO in May this year marked an important milestone for both the Company and our shareholders. Going forward, we will continue focusing on investing in technology and leveraging our intellectual property, offering our smart campus solutions to a growing number of partnering schools. In addition, we will expand our focus to include computer science major, continue investing in sales and marketing activities to recruit art students for our one-on-one consulting services, and expanding classroom-based pre-session training services based on our current proven one-on-one consulting.”

Fiscal Year 2019 Financial Highlights

	For the Fiscal Years Ended December 31,
($ millions, except per share data)	2019	2018	%Change
Revenue	5.26	4.81	9.3%
Gross profit	1.90	2.11	-10.0%
Gross margin	36.1%	43.9%	-7.7%
Income from operations	0.52	0.82	-37.0%
Operating profit margin	9.9%	17.1%	-7.2%
Net income	0.44	0.92	-52.6%
Basic and diluted earnings per share	0.09	0.17	-47.1%

•	Revenue increased by 9.3% year-over-year to $5.26 million for the fiscal year ended December 31, 2019 from $4.81 million for the prior fiscal year.

•	Gross profit decreased by 10.0% to $1.90 million for the fiscal year ended December 31, 2019 from $2.11 million for the prior fiscal year.

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•	Gross margins were 36.1% and 43.8% for the fiscal year ended December 31, 2019 and 2018, respectively.

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Income from operations was $0.52 million for the fiscal year ended December 31, 2019, compared to income from operations of $0.82 million for the same period of the prior fiscal year. Operating profit margin was 9.9% for the fiscal year ended December 31, 2019, compared to operating profit margin of 17.1% for the prior fiscal year.

•	Net income was $0.44 million for the fiscal year ended December 31, 2019, compared to $0.92 million for the prior fiscal year.

•	Basic and diluted earnings per share were $0.09 for the fiscal year ended December 31, 2019, compared to $0.17 for the prior fiscal year.

Fiscal Year 2019 Financial Results

Revenue

Revenue increased by 9.3% year-over-year to $5.26 million for the fiscal year ended December 31, 2019 from $4.81 million for the prior fiscal year. The increase revenue was mainly attributable to increased revenue from our technological consulting services for smart campus solutions in 2019 as compared to 2018.

	For the Fiscal Years Ended December 31,
($ millions)	2019			2018
Revenue	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sino-foreign joint managed academic programs	2.48	1.51	39.1%	2.41	1.16	51.9%
Textbook and course material sales	0.01	0.01	12.6%	0.03	0.02	33.3%
Overseas study consulting services	0.53	0.26	50.9%	0.55	0.06	89.1%
Technological consulting services for smart campus solutions	2.23	1.58	29.1%	1.82	1.46	19.8%
Total	5.26	3.36	36.1%	4.81	2.70	43.9%

For the fiscal year ended December 31, 2019, revenue from sino-foreign jointly managed academic Programs increased by $0.07 million, or 2.9%, to $2.48 million from $2.41 million for the prior fiscal year. The increase was primarily attributable to an increase in average tuition fee of 18.8%, or $158 per student, with FMP and increase in average tuition fee of 11.4% ,or $119 per student, with Strait College as a result of our good reputation, attractive learning environment and strengthened marketing efforts, offset by a decrease in the number of students by 153, or 6.4%, from 2,389 students in fiscal year 2018 to 2,236 students in fiscal year 2019 because we stopped recruiting and enrolling new students into the FUT ISEC Program after the Class of July 2018 graduated. We also suspended recruiting for the NZTC Program after students graduated in July 2019.

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Revenue from sales of textbooks and course materials decreased by $0.02 million, or 55.7%, to $0.01 million for the fiscal year ended December 31, 2019 from $0.03 million for the prior fiscal year. The decrease in textbook and course material sales was primarily due to the adjustments made by our partnered schools FMP and Strait College in teaching course content and curriculum settings, as a result of which, FMP and Strait College purchased textbooks and course materials from other vendors in order to match the new curriculum settings. This led to the decrease in our textbook sales in 2019.

Revenue from overseas study consulting services decreased by $0.02 million, or 4.0%, to $0.53 million for the fiscal year ended December 31, 2019 from $0.55 million for the prior fiscal year. The decrease was mainly because a decrease in the number of students pursuing art majors in foreign countries.

Revenue from providing smart campus related technological consulting service increased by $0.41 million, or 22.6%, to $2.23 million for the fiscal year ended December 31, 2019 from $1.82 million for the prior fiscal year. The increase was mainly due to the fact that the number of smart campus projects we undertook increased during 2019.

Cost of revenue

Cost of revenue increased by $0.66 million, or 24.4%, to $3.36 million for the fiscal year ended December 31, 2019, from $2.70 million for the prior fiscal year, primarily due to the increased hardware and software costs of $0.32 million associated with the smart campus projects, and increased salary, welfare and insurance costs for teachers and faculty by $0.18 million because we hired more qualified teachers to provide one-on-one tutoring to the students for our overseas studying consulting services.

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Gross profit

Gross profit decreased by $0.21 million, or 10.0%, to $1.90 million for the fiscal year ended December 31, 2019, from $2.11 million for the prior fiscal year, while gross profit margin decreased by 7.8%, from 43.9% in fiscal year 2018 to 36.1% in fiscal year 2019. The decrease in gross profit was primarily due to our decreased revenue from study abroad consulting services when average service fee decreased by 16.0% because of a decrease in the number of students pursuing art majors in foreign countries. In addition, our smart campus related technological consulting services require both hardware and software application and our costs associated with undertaking these projects were relatively high. As more smart campus projects were executed by us in 2019, our gross profit and gross margin decreased.

Operating expenses

Selling expenses decreased by $0.11 million, or 15.7%, to $0.59 million for the fiscal year ended December 31, 2019, from $0.70 million for the prior fiscal year. This decrease in selling expenses was attributable primarily to a decrease in our brand advertising expenses by $15,713, a decrease in salary and employee welfare benefit expenses by $123,670, resulting from cutting down our sales and marketing personnel, offset by an increase in rent expenses by $101,687.

General and administrative expenses increased by $0.20 million, or 35.2%, to $0.78 million for the fiscal year ended December 31, 2019, from $0.58 million for the prior fiscal year, primarily due to an increase in audit fees of $360,000 in connection with the audits and reviews of our financial statements for our initial public offering (“IPO”), offset by a decrease in rent and property management expense by $70,603 and a decrease in office expense by $57,355.

Interest Income

Interest income decreased by $82,806 or 93.1%, to $6,120 for the fiscal year ended December 31, 2019, from $88,926 for the prior fiscal year. In 2018, we advanced a $1,997,726 (RMB13 million) interest bearing short-term loan to a third party Jinjiang Hengfeng Trading Co., Ltd. (“Hengfeng”) as working capital, with interest rate of 5% per annum. As a result, we reported higher interest income on the third-party loan in 2018. In 2019, our interest income primarily related to interest income generated from our bank deposits.

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Other Income

We recorded other income of $0.07 million for the fiscal year ended December 31, 2019, compared to $0.18 million for the prior fiscal year. This decrease was primarily due to the decrease in the immediate refund of the levied VAT tax in 2019.

Provision for Income Taxes

Provision for income taxes was $0.16 million for the fiscal year ended December 31, 2019, a decrease of $0.01 million from $0.17 million for the prior fiscal year due to our decreased taxable income.

Net income

Net income was $0.44 million for the fiscal year ended December 31, 2019, compared to net income of $0.92 million for the prior fiscal year. Basic and diluted earnings per share were $0.09 for the fiscal year ended December 31, 2019, compared to $0.17 for the prior fiscal year.

Financial Condition

As of December 31, 2019, the Company had cash of $1.70 million, compared to $2.08 million as of December 31, 2018.

Net cash used in operating activities was $0.34 million for the fiscal year ended December 31, 2019, compared to net cash provided by operating activities of $0.26 million for the prior fiscal year.

Net cash used in investing activities was $0.47 million for the fiscal year ended December 31, 2019, compared to net cash provided by investing activities of $1.88 million for the prior fiscal year.

Net cash provided by financing activities was $439,193 for the fiscal year ended December 31, 2019, compared to $8,094 for the prior fiscal year.

Recent Developments

On May 13, 2020, the Company announced the closing of its IPO of 1,333,333 ordinary shares at a public offering price of $6.00 per share, for total gross proceeds of approximately $8.0 million before deducting underwriting discounts, commissions and other related expenses. The shares commenced trading on the Nasdaq Capital Market on May 8, 2020 under the ticker symbol “CLEU.”

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About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under Sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, visit the company’s website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email:tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	$1,702,279	$2,077,166
Accounts receivable, net	518,191	833,174
Contract receivable, net	1,639,213	960,237
Advance to suppliers	836,766	19,885
Deferred initial public offering costs	649,451	-
Due from a related party	-	72,700
Prepaid expenses and other current assets	339,260	286,052
TOTAL CURRENT ASSETS	5,685,160	4,249,214

Property and equipment, net	77,782	101,205
Right-of-use lease assets, net	18,372	-
Contract receivable, net	1,071,826	1,617,186
TOTAL NON-CURRENT ASSETS	1,167,980	1,718,391

TOTAL ASSETS	$6,853,140	$5,967,605

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$51,071	$121,558
Deferred revenue	562,056	149,560
Taxes payable	404,453	244,142
Due to related parties	461,633	22,591
Operating lease liabilities	10,326	-
Accrued expenses and other current liabilities	178,276	178,175
TOTAL CURRENT LIABILITIES	1,667,815	716,026

Operating lease liabilities, non-current	5,350	-
TOTAL LIABILITIES	1,673,165	716,026

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000	5,000
Additional paid in capital	4,579,116	4,579,116
Statutory reserve	379,952	294,158
Retained earnings	528,315	88,967
Accumulated other comprehensive loss	(312,408)	(234,237)
Total China Liberal Education Holdings Limited shareholders’ equity	5,179,975	4,733,004
Non-controlling interest	-	518,575
Total shareholders’ equity	5,179,975	5,251,579

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,853,140	$5,967,605

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2019	2018	2017

REVENUE, NET	$5,255,810	$4,808,993	$3,885,886
COST OF REVENUE	3,360,694	2,702,297	2,161,322
GROSS PROFIT	1,895,116	2,106,696	1,724,564

OPERATING EXPENSES
Selling expenses	593,215	704,060	541,424
General and administrative expenses	783,241	579,500	408,762
Total operating expenses	1,376,456	1,283,560	950,186

INCOME FROM OPERATIONS	518,660	823,136	774,378

OTHER INCOME
Interest income	6,120	88,926	70,743
Other income, net	69,162	180,191	187,794
Total other income, net	75,282	269,117	258,537

INCOME BEFORE INCOME TAXES	593,942	1,092,253	1,032,915

INCOME TAX PROVISION	156,038	167,813	158,109

NET INCOME	437,904	924,440	874,806
Less: net income attributable to non-controlling interest	-	81,779	5,800
NET INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$437,904	$842,661	$869,006

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	(78,171)	(260,983)	238,632
TOTAL COMPREHENSIVE INCOME	359,733	663,457	1,113,438
Less: comprehensive income (loss) attributable to non-controlling interest	-	(22,871)	198
COMPREHENSIVE INCOME ATTRIBUTABLE TO CHINA LIBERAL EDUCATION HOLDINGS LIMITED	$359,733	$686,328	$1,113,240

EARNINGS PER SHARE
Basic and diluted	$0.09	$0.17	$0.17

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	5,000,000	5,000,000	5,000,000

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2018	2017

Cash flows from operating activities
Net income	$437,904	$924,440	$874,806
Adjusted to reconcile net income to cash provided by (used in) operating activities
Depreciation and amortization	40,038	45,347	46,649
Amortization of right-of-use lease assets	2,533	-	-
Loss from disposal of fixed assets	-	-	22,223
Changes in operating assets and liabilities:
Accounts receivable, net	306,781	(243,769)	(552,457)
Contract receivable, net	(176,968)	(1,848,073)	(813,737)
Advance to suppliers	(824,141)	1,484,014	(1,471,166)
Deferred initial public offering costs	(650,092)	-	-
Due from a related party	72,371	(75,571)	-
Prepaid expenses and other current assets	(57,406)	(130,282)	(20,178)
Right-of-use lease asset	(21,062)	-	-
Accounts payable	(69,500)	(42,786)	121,143
Deferred revenue	417,987	53,000	(1,847,265)
Taxes payable	164,879	78,988	(48,262)
Operating lease liabilities	15,810	-	-
Accrued expenses and other current liabilities	2,434	16,507	(26,949)
Net cash provided by (used in) operating activities	(338,432)	261,816	(3,715,193)

Cash flows from investing activities
Purchase of property and equipment	(17,738)	(83,515)	(9,353)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	(453,669)	-	-
Repayment of loan receivable	-	1,964,844	443,931
Loan to a third party	-	-	(1,923,703)
Collection of an investment deposit	-	-	1,659,491
Collection of a short-term investment	-	-	2,663,589
Net cash (used in) provided by investing activities	(471,407)	1,881,329	2,833,955

Cash flows from financing activities
Capital contribution from non-controlling interest	-	-	453,669
Proceeds from related party borrowings	439,193	8,094	1,580
Net cash provided by financing activities	439,193	8,094	455,249

Effect of changes of foreign exchange rates on cash	(4,241)	(82,043)	(4,738)
Net (decrease) increase in cash	(374,887)	2,069,196	(430,727)
Cash, beginning of year	2,077,166	7,970	438,697
Cash, end of year	$1,702,279	$2,077,166	$7,970

Supplemental disclosure of cash flow information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$18,657	$79,830	$208,936

Supplemental disclosure of non-cash investing and financing activities
Transfer of non-controlling interest	$87,238	$-	$-
Right-of-use assets obtained in exchange for operating lease obligations	$21,062	$-	$-
Capital restructuring	$-	$2,935,589	$-

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